Monthly Report - December, 2019

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        3,040,908       16,115,825
Change in unrealized gain (loss) on open          (3,252,529)      (3,823,580)
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                   0           31,264
      obligations
   Change in unrealized gain (loss) from U.S.        (13,704)          168,450
      Treasury obligations
Interest Income 			              252,691        3,656,674
Foreign exchange gain (loss) on margin deposits       138,367         (57,592)
				                 ------------    -------------
Total: Income 				              165,733       16,091,041

Expenses:
   Brokerage commissions 		              580,475        7,521,208
   Management fee 			               60,464          637,980
   20.0% New Trading Profit Share 	             (23,997)          348,815
   Custody fees 		       	                7,328           30,206
   Administrative expense 	       	               77,613        1,178,834
					         ------------    -------------
Total: Expenses 		                      701,883        9,717,043
Net Income(Loss)			   $        (536,150)        6,373,998
for December, 2019

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (118,704.598    $     4,235,957    156,629,136    160,865,093
units) at November 30, 2019
Addition of 		 	          2,529        804,383        806,912
470.649 units on December 1, 2019
Redemption of 		 	        (7,887)    (1,317,430)    (1,325,317)
(1,022.571) units on  December 31, 2019*
Net Income (Loss)               $           210      (536,360)      (536,150)
for December, 2019
         			   -------------   -------------   -----------


Net Asset Value at December 31, 2019
(118,194.706 units inclusive
of 42.030 additional units) 	      4,230,809    155,579,729    159,810,538
				  =============  ============= ==============


		GLOBAL MACRO TRUST December 2019 UPDATE
                      Year to Date     Net Asset
Series	  December ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1    (0.49)% 	     2.62%  $  1,216.50	   91,899.894 $   111,796,459
Series 3    (0.08)% 	     6.19%  $  1,756.46	   19,430.353 $    34,128,621
Series 4    0.01% 	     9.08%  $  2,256.20	    4,104.713 $     9,261,037
Series 5    (0.13)% 	     5.42%  $  1,675.67	    2,759.746 $     4,624,421

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, co-chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




					January 22, 2020
Dear Investor:

Gains from trading equity and energy futures fell slightly short of losses from trading interest rate futures, currency forwards and non-energy commodity futures.

The U.S.-China phase one trade deal, the firmer outlook on Brexit following the Conservative election victory in the U.K. and continuing monetary policy accommodation globally underpinned equity futures prices in December. Long positions in U.S., Chinese, U.K., French and Korean equity futures were profitable, as was a short vix trade. Trading of German and the Euro Stoxx 50 indices were also profitable. On the other hand, a short emerging markets index futures trade was unprofitable and, to a lesser extent, so was trading of Japanese and Australian futures.

The improved economic backdrop and the renewed OPEC+ production cut agreement supported crude prices. Consequently, long positions in Brent crude, WTI crude, heating oil and London gas oil posted gains. Meanwhile, a short natural gas trade was unprofitable.

The stabilization of the global economic outlook and indications that central banks are beginning to move policy away from negative interest rates led to rising interest rates in December, although the path to higher rates was quite choppy. As a result, trading of German, French, Italian, British and U.S. interest rate futures was unprofitable. Short positions in the Japanese government bond future and in the short-term euribor future did produce partially offsetting gains.

The dollar, which had advanced during November, gave up those gains and more during December as economic worries dissipated, producing mixed and unprofitable results. Long dollar positions against the currencies of Brazil, New Zealand, Australia, Chile, Mexico, Korea, India, Japan, South Africa, Switzerland and the euro posted losses. On the other hand, short dollar trades versus the Canadian dollar, Norwegian krone, Russian ruble, Singapore dollar and Polish zloty registered partially offsetting gains. Short sterling and Turkish lira trades versus the dollar were also profitable.

A short coffee trade was unprofitable as prices, which have been depressed for most of the year, continued a recent rally in response to adverse weather in Brazil and forecasts of a supply shortfall for the 2019-2020 year. Also, coffee demand has been augmented by use in new cold brew drinks. A short sugar trade was also marginally unprofitable.

The improved trade outlook supported grain prices and short wheat, soybean and corn trades were unprofitable. Increased Mexican demand also supported corn prices and Chinese tariff waivers for domestic buyers of U.S. soybeans aided soybean prices.

Trading of metal futures was marginally negative as losses from trading industrial metals slightly outpaced the profits from long gold and silver trades.



 				Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman